FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2020

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

KHAWAR NASIM Canadian Consulate General 466 Lexington Ave New York, New York 10017

Copies to:

ROBERT E. BUCKHOLZ Sullivan & Cromwell 125 Broad Street New York, New York 10004	RICHARD GROEN Deputy Minister of Finance Province of Manitoba Department of Finance Room 109, Legislative Building 450 Broadway Winnipeg, Manitoba Canada R3C 0V8

*	The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2020, as set forth in the pages attached hereto:

Exhibit 99.1	Province of Manitoba Public Accounts and Summary Financial Statements as of March 31, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on September 24, 2021.

Province of Manitoba

By:	/s/ Don Delisle
Don Delisle

EXHIBIT INDEX

Exhibit Number	Description	Page

99.1	Province of Manitoba Public Accounts and Summary Financial Statements as of March 31, 2021